Exhibit 99.1

ASX ANNOUNCEMENT 30 DECEMBER 2024

Radiopharm Announces Strategic Co-Development Partnership with Lantheus for Australia

•	RAD to advance the clinical development of Lantheus innovative radiopharmaceuticals in Australia

•	Initial collaboration will focus on a Phase 1 imaging trial

•	Financial incentives to be paid to RAD upon meeting clinical milestone targets

Sydney, Australia – 30 December 2024 – Radiopharm Theranostics (ASX:RAD, “Radiopharm” or the “Company”), a clinical-stage biopharmaceutical company focused on developing innovative oncology radiopharmaceuticals for areas of high unmet medical need, is pleased to announce that it has entered into a strategic co-development partnership with Lantheus to advance the clinical development of innovative radiopharmaceuticals in Australia.

Under the agreement, Radiopharm will lead clinical development efforts in Australia, leveraging its extensive experience and infrastructure to drive advancements in the field. The collaboration includes plans for a basket clinical trial targeting multiple solid tumors, underscoring both companies’ commitment to addressing unmet medical needs in oncology.

As part of the partnership, Lantheus will cover all clinical development costs associated with the program. Additionally, Radiopharm will receive up to USD 2 million as milestone payments upon achieving key clinical development objectives, including ethics committee approval, first patient dosing, and completion of patient enrolment, for the first imaging trial subject to this agreement.

Lantheus CEO Brian Markison commented, “This partnership is an important step forward in our purpose to advance our best-in-class radiopharmaceutical therapies. Radiopharm’s deep expertise and capabilities in Australia make them an ideal collaborator for this endeavor.”

Riccardo Canevari, CEO of Radiopharm, stated, “We are thrilled to collaborate with Lantheus, a global leader in radiopharmaceuticals. This partnership strengthens our ability to bring innovative treatments to patients in need and demonstrates the power of combining our expertise and resources.”

About Radiopharm Theranostics

Radiopharm Theranostics is a clinical stage radiotherapeutics company developing a world-class platform of innovative radiopharmaceutical products for diagnostic and therapeutic applications in areas of high unmet medical need. Radiopharm has been listed on ASX (RAD) since November 2021. The company has a pipeline of six distinct and highly differentiated platform technologies spanning peptides, small molecules and monoclonal antibodies for use in cancer, in pre-clinical and clinical stages of development from some of the world’s leading universities and institutes. The pipeline has been built based on the potential to be first-to-market or best-in-class. The clinical program includes one Phase II and two Phase I trials in a variety of solid tumour cancers including lung, pancreas, and brain. Learn more at radiopharmtheranostics.com.

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889

ASX ANNOUNCEMENT 30 DECEMBER 2024

Authorized on behalf of the Radiopharm Theranostics Board of Directors by Executive Chairman Paul Hopper.

For more information:

Riccardo Canevari
CEO & Managing Director
P: +1 862 309 0293
E: rc@radiopharmtheranostics.com

Matt Wright
NWR Communications
P: +61 451 896 420
E: matt@nwrcommunications.com.au

Follow Radiopharm Theranostics:

Website – https://radiopharmtheranostics.com/
Twitter – https://twitter.com/TeamRadiopharm
Linked In – https://www.linkedin.com/company/radiopharm-theranostics/
InvestorHub – https://investorhub.radiopharmtheranostics.com/

Radiopharm Theranostics Limited
Suite 1, Level 3, 62 Lygon Street, Carlton South VIC 3053 Australia
ABN: 57 647 877 889